TAOP Reports Financial Results for the Six Months Ended June 30, 2019

SHENZHEN, China, September 23, 2019 - Taoping Inc. (NASDAQ: TAOP), a leading provider of internet-based smart display screens, and a new-media ecosystem that enable targeted advertising and online retail, today announced its unaudited financial results for the six months ended June 30, 2019.

Revenue was $7.1 million for first six months of 2019, a decrease of $4.3 million, compared to $11.4 million for the same period last year. We have expanded our business to 153 cities, of which mostly are third-tiered and smaller cities, as of June 30, 2019, up from 51 cities as of June 30, 2018. The decrease in sales is largely due to slowdown of the new-media industry in China for the first half year of 2019 attributed to the unfavorable macro environment.

The Company incurred a loss from operations of $2.2 million for first six months of 2019, compared to an income from operations of $0.8 million for the same period last year. The loss from operations in 2019 was mainly attributed to an increase of $1.7 million in provision for doubtful account receivables.

Net loss attributable to the Company was $1.8 million for the first six months of 2019, compared to a net income attributable to the Company of $2.0 million for the same period last year. The net loss was mainly attributed to the loss from operations as well as a decrease of income tax benefit of $1.0 million compared to the same period of last year. (Loss) earnings per share was ($0.04), compared to $0.05 per share for the same period of 2018.

Net cash used in operating activities was $0.8 million for the first six months of 2019, compared to net cash provided by operating activities of $0.6 million for the first six months of 2018. For the first six months of 2019, negative operating cash flow was mainly attributable to the increase of account receivables, other receivable and prepaid expenses and advances to suppliers.

Working capital was $5.2 million as of June 30, 2019, an increase of $0.3 million comparing to working capital of $4.9 million as of December 31, 2018.

“In the first six months of 2019, we expanded Taoping Network to 153 cities, up from 100 cities at the beginning of 2019. We are glad that we have achieved this expansion in an unfavorable macro- economic environment in China. Although current economic condition is challenging, several of our partners and Taoping Alliance Members have become profitable, which gives us confidence that we have strategically succeeded in expanding Taoping Network into 3rd, 4th, and 5th tier cities, where there is robust consumption growths and demands in advertising. However, smaller cities normally do not require as many Taoping display terminals as big cities do for advertising,” said Mr. Jianghuai Lin, CEO and Chairman of Taoping Inc.

Mr. Lin continued, “In next few years, we’ll continue to expand our network to reach 1,000 small cities. In July 2019, we officially launched the Taoping App specifically for individual owners of Taoping smart display terminals that has the same functionality as the ones for Taoping Alliance members or large customers. The App is to encourage an individual to become an owner of Taoping smart display terminals to generate advertising income and share advertising resources with Taoping Alliance members across the region. This new App will increase the penetration of the Taoping Network in each city, where we have presence that will result in more and more Taoping smart display screens being placed in high traffic areas such as restaurants, hotels, cinemas, and shopping malls. The new App is expected to play an important role to help Taoping Inc. build up a new media ecosystem around people’s daily life for targeted advertising. Currently, we are providing technical operations of Taoping Network and Taoping e-Stores free of charge. As Taoping Network grows in prominence, we expect to share advertisement revenues and transaction revenues with our Taoping Alliance members in the future.”

Operational Highlights

●	Taoping Alliance has penetrated into the county-level market nationwide. Since its establishment in May 2017, the number of Taoping Alliance members has increased to 153, with a coverage of twenty-six provinces out of thirty four in China and three overseas members including Canada-based Capital Green Tech & Trade Corp. (CG), Asia Taoping Pte. Ltd. (Asia Taoping), and Singapore Taoping Pte. Ltd. (Singapore Taoping).

●	In July 2019, the Company officially launched a Taoping App specifically for individual owners of Taoping smart display terminals. The Taoping App has multiple functions including management of Taoping screens, on-line merchandizing transactions and third-party payment system, screen availability listing in Taoping Network, order tracking, and advertisement monitoring. By using the App, owners of Taoping smart display screens can conveniently manage their smart display screens, review sources of revenues transparently, and receive payments from partners of our media ecosystem in real time.

●	In June 2019, the Company provided JD.com, an advertiser and an e-Commerce leader in China, with access to Taoping Network, an IoT network having over 100,000 smart display screens nationwide, to distribute advertisements and place promotional activities for its 6.18 Shopping Festival that was a massive mid-year consumer merchandizing promotional event hosted by JD on June 18, 2019.

Financial Results for First Six Months of 2019

Revenue

Revenue was $7.1 million for the first six months of 2019, compared to $11.4 million for the same period last year, a decrease of $4.3 million, or 37.7%. The decrease was primarily due to the slowdown of the new-media industry in China for the first half year of 2019 attributed to the unfavorable macro environment.

Gross Profit

Gross profit was $3.1 million for the first six months of 2019, a decrease of $ 2.2 million compared to $5.3 million for the first six months of 2018. Gross profit as a percentage of revenue was 44.0% for the first six months of 2019, slightly decreased from 46.3% for the same period of last year.

The decrease in the overall gross profits primarily resulted from the increase in procurement price of hardware components for our cloud-based smart display terminals, and the decrease of software revenue in our revenue mix which usually enjoys a higher gross margin.

Administrative, R&D and Selling Expenses

Administrative expenses increased by $1.4 million, or 76.2%, to $3.1 million for the first six months of 2019, from $1.8 million for the same period of 2018. Such increase was a result of an increase of $1.7 million in provision for doubtful account receivables, offset by the decrease in amortization of intangible assets and payrolls. The Company applied more stringent policies on the allowance of doubtful account receivables for specific customers, due to the unfavorable macro environment in the first half of 2019. As a percentage of revenue, administrative expenses increased to 43.1% for the first six months of 2019, from 15.7% for the same period of 2018.

Research and development (“R&D”) expenses decreased by $0.6 million, or 23.2%, to $1.9 million for the first six months of 2019, from $2.5 million for the first six months of 2018. Such decrease was primarily due to decrease in payroll and benefits for R&D staff as a result of the decrease in headcount, and the decrease of depreciation of software purchased. As a percentage of revenue, R&D expenses increased to 26.9% for the first six months of 2019, from 21.9% for the same period of last year.

Selling expenses increased by $0.1 million, or 51.7%, to $0.3 million for the first six months of 2019, from $0.2 million for the first six months of 2018. This increase was primarily due to the increased headcount of sales and marketing staff.

Net (loss) income attributable to Company

For the first six months of 2019, net loss attributable to the Company was $1.8 million, compared to a net income attributable to the Company of $2.0 million for the same period of last year.

Cash and Financial Position

As of June 30, 2019, the Company had cash and cash equivalents of $1.3 million and restricted cash of $0.1 million, compared to $1.7 million as of December 31, 2018. Working capital was of $5.2 million as of June 30, 2019, an increase of $0.3 million comparing to a working capital of $4.9 million as of December 31, 2018.

Net cash used in operating activities was $0.8 million for the first six months of 2019, compared to net cash provided by operating activities was $0.6 million for the first six months of 2018.

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (TAOP), is a leading provider of smart display terminals for targeted advertising and online retail. The Company provides integrated end-to-end digital advertising solutions enabling customers to distribute and manage advertisements on advertisement display terminals. Connecting cloud-based advertisement terminal owners, advertisers and consumers, it builds up a resource sharing “Smart IoT Terminal - Taoping Net/ App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc. and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.
Chang Qiu
Email: chang_qiu@taoping.cn

or

Dragon Gate Investment Partners LLC
Tel: +1 (646)-801-2803
Email: taop@dgipl.com

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2019 AND DECEMBER 31, 2018

	June 30, 2019	December 31, 2018
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,279,189	$1,653,260
Restricted cash	104,833	-
Accounts receivable, net	8,139,107	7,995,931
Accounts receivable-related parties, net	10,948,893	9,545,453
Advances to suppliers	547,392	504,002
Inventories, net	482,658	693,677
Loan receivable	2,184,030	2,180,655
Other current assets	6,651,709	6,304,722
TOTAL CURRENT ASSETS	30,337,811	28,877,700

Non-current accounts receivable, net	482,731	1,078,777
Property, plant and equipment, net	10,481,167	11,599,416
Intangible assets, net	7,569	59,921
TOTAL ASSETS	$41,309,278	$41,615,814

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,226,227	$6,082,574
Accounts payable	12,536,277	11,700,763
Accounts payable-related parties	66,237	66,135
Advances from customers	336,386	304,021
Advances from customers-related parties	111,657	51,183
Amounts due to related parties	-	1,005,307
Accrued payroll and benefits	195,766	243,976
Other payables and accrued expenses	4,628,322	4,247,391
Income tax payable	80,212	310,537
TOTAL CURRENT LIABILITIES	25,181,084	24,011,887

EQUITY
Ordinary shares, no par value; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2019: 41,760,163 shares; December 31, 2018: 41,760,163 shares;	126,146,996	126,146,996
Additional paid-in capital	16,132,277	15,782,904
Reserve	14,044,269	14,044,269
Accumulated deficit	(172,750,711)	(170,935,437)
Accumulated other comprehensive income	23,215,631	23,218,159
Total equity of the Company	6,788,462	8,256,891
Non-controlling interest	9,339,732	9,347,036
TOTAL EQUITY	16,128,194	17,603,927

TOTAL LIABILITIES AND EQUITY	$41,309,278	$41,615,814

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
Revenue – Products	$1,955,545	$2,468,355
Revenue – Products-related parties	3,810,126	6,755,247
Revenue – Software	903,978	1,333,693
Revenue – Software- related parties	-	47,105
Revenue – Others	362,818	716,932
Revenue – Others-related parties	49,750	42,701
TOTAL REVENUE	7,082,217	11,364,033

Cost – Products	3,552,454	5,616,492
Cost – Software	308,701	286,234
Cost – Others	105,391	195,401
TOTAL COST	3,966,546	6,098,127

GROSS PROFIT	3,115,671	5,265,906

Administrative expenses	3,138,340	1,780,694
Research and development expenses	1,907,116	2,484,574
Selling expenses	301,028	198,500
(LOSS) INCOME FROM OPERATIONS	(2,230,813)	802,138

Subsidy income	339,604	333,660
Other income (loss), net	(55,430)	(6,033)
Interest income	67,871	1,218
Interest expense	(214,002)	(244,455)

(Loss) income before income taxes	(2,092,770)	886,528

Income tax benefit	270,747	1,286,388

NET (LOSS) INCOME	(1,822,023)	2,172,916
Less: Net loss (income) attributable to the non- controlling interest	6,749	(168,219)
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(1,815,274)	$2,004,697

(Loss) Earnings per share
Basic	$(0.04)	$0.05
Diluted	$(0.04)	$0.05

(LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$(0.04)	$0.05
Diluted	$(0.04)	$0.05

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net (loss) income	$(1,822,023)	$2,172,916
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Provision for (Reversal of) losses on accounts receivable and other current assets	1,667,306	(94,852)
Provision for obsolete inventories	284	32,526
Depreciation	1,428,424	1,508,141
Amortization of intangible assets	53,076	430,462
(Gain) Loss on sale of property and equipment	(136)	4,402
Loss from disposal of inventories	63,849	-
Stock-based payment for consulting services	33,884	22,357
Stock-based compensation	289,912	289,912
Changes in operating assets and liabilities:
Accounts receivable	(116,565)	(1,766,056)
Accounts receivable from related parties	(2,473,234)	(2,701,918)
Inventories	150,513	(40,053)
Other receivables and prepaid expenses	(315,436)	2,250,035
Advances to suppliers	(917,088)	200,066
Other payables and accrued expenses	292,672	302,020
Advances from customers	32,278	41,586
Advances from customers-related parties	61,122	(981,656)
Amounts due to related parties	(1,018,982)	(1,134,913)
Accounts payable	2,057,767	1,381,380
Income tax payable	(233,584)	(1,287,011)
Net cash (used in) provided by operating activities	(765,961)	629,344

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	136	598
Purchases of property and equipment	(647,317)	(400,551)
Net cash used in investing activities	(647,181)	(399,953)

FINANCING ACTIVITIES
Borrowings under short-term loans	2,505,027	1,099,113
Proceeds from issuance of ordinary shares in connection with cash exercise of stock options	-	46,527
Repayment of short-term loans	(1,357,135)	(1,519,917)
Net cash provided (used) in financing activities	1,147,892	(374,277)

Effect of exchange rate changes on cash and cash equivalents	(3,988)	(72,048)

NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(269,238)	(216,934)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING	1,653,260	3,260,808
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING	$1,384,022	$3,043,874

Supplemental disclosure of cash flow information:
Cash paid during the year

Income taxes	$-	$623
Interest	$214,002	$244,455

Supplemental disclosure of significant non-cash transactions:

Issuance of 479,004 ordinary shares in an amount of $626,184 during the six months of 2018, as a result of the cashless exercise of share options granted to the Company’s employees under its 2016 Equity Incentive Plan.

In the six months of 2018, purchase of software in an amount of $723,844 was made by an increase in accounts payable.